Exhibit 12

Campbell Soup Company

Ratio of Earnings to Fixed Charges

(in millions)

	Fiscal Year Ended
	8/03/14	7/28/13	7/29/12	7/31/11	8/01/10
Earnings
Earnings from continuing operations before taxes	$1,073	$955	$1,049	$1,100	$1,166
Amortization of capitalized interest	4	4	4	4	4
Fixed charges	144	159	134	142	134
Capitalized interest	(2)	(3)	(2)	(1)	(4)

Earnings	$1,219	$1,115	$1,185	$1,245	$1,300

Fixed Charges
Gross interest:
Interest expense	$122	$135	$114	$122	$112
Capitalized interest	2	3	2	1	4
Amortization of debt issuance costs	3	3	2	2	2
Interest portion of rent	17	18	16	17	16

Fixed Charges	$144	$159	$134	$142	$134

Ratio of Earnings to Fixed Charges	8.5	7.0	8.8	8.8	9.7

The ratios of earnings to fixed charges were computed by dividing our earnings by fixed charges. For this purpose, earnings include the sum of earnings from continuing operations before taxes, amortization of capitalized interest, and fixed charges, less capitalized interest. Fixed charges include interest expense, capitalized interest, amortization of debt expenses and the estimated interest components of rentals. All amounts are on an as reported basis. In fiscal years 2014, 2013, 2012, 2011 and 2010, we recorded pre-tax restructuring charges and related costs of $58, $142, $7, $60 and $12, respectively. In fiscal year 2014, we also recorded pre-tax pension settlement charges of $22 associated with a U.S. pension plan and a pre-tax loss of $9 on foreign exchange forward contracts used to hedge the proceeds from the sale of the European simple meals business. In fiscal years 2013 and 2012, we recorded pre-tax transaction costs of $10 and $5, respectively, associated with the acquisition of Bolthouse Farms.